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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Molson Coors Brewing Company (Name of Issuer)
Class A Common Stock, par value of $0.01 (voting) (Title of Class of Securities)
60871R100 (CUSIP Number)
Peter H. Coors c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80403 (303) 277-3497	Jennings J. Newcom, Esq. Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 (303) 892-9400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 9, 2005 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adolph Coors, Jr. Trust dated September 12, 1969

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Colorado

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 2,522,267
Reporting
Person With		9.	Sole Dispositive Power 1,260,000

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,522,267

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 67%*

14.	Type of Reporting Person (See Instructions) 00 (1)

*
Using number in Item 11 divided by number of Class A Common Stock outstanding plus the total number of Class A Exchangeable shares outstanding.

(1)
The Reporting Person is a trust.

Item 1.    Security and Company.

        The class of equity securities to which this Schedule 13D relates is the Class A common stock, par value of $0.01 (voting) (the "Class A Common Stock"), of Molson Coors Brewing Company, a Delaware corporation formerly named Adolph Coors Company (the "Company"). The principal executive offices of the Company are located at 311 10th Street, Golden, Colorado 80401.

Item 2.    Identify and Background.

        This Schedule 13D is filed on behalf of the Adolph Coors, Jr. Trust dated September 12, 1969, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), with respect to the Company Class A Common Stock described in this Schedule 13D (the "Reporting Person").

  A.
  Reporting Person

Name	Principal Place of Business	State of Organization	Principal Business	Trustees
Adolph Coors, Jr. Trust	c/o Coors Family Trusts Mail Stop VR 900 P.O. Box 4030 Golden, Colorado 80401	Administered under the laws of the state of Colorado	To manage trust assets for the benefit of a class of beneficiaries	William K. Coors Jeffrey H. Coors Peter H. Coors Melissa E. Coors Christien Coors Ficeli
  B.
  Natural Persons

        Each of the following individuals is a trustee of the Reporting Person on the date hereof. Under the Reporting Person's trust agreement, the affirmative vote of a majority of the trustees is required to determine how the Class A Common Stock held by the Trust will be voted or to dispose of. Each trustee disclaims beneficial ownership of the shares of the Company Class A Common Stock held by the Reporting Person.

Name	Business Address	Present Principal Occupation
Jeffrey H. Coors	c/o Graphic Packaging Corporation 4455 Table Mountain Dr. Golden, Colorado 80403	Executive Chairman of Graphic Packaging Corporation; Paperboard packaging
Melissa E. Coors	c/o Molson Coors Brewing Company 311 10th Street, Mail #NH495 Golden, Colorado 80401	Brand Manager for Coors Brewing Company, a brewery and subsidiary of the Company; and a director of the Company.
Peter H. Coors	c/o Molson Coors Brewing Company 311 10th Street, Mail #NH300 Golden, Colorado 80401	A director of the Company.
William K. Coors	c/o Graphic Packaging Corporation 4455 Table Mountain Dr. Golden, Colorado 80403	Technical advisor to the Company.
Christien Coors Ficeli	c/o Molson Coors Brewing Company 311 10th Street, Mail #NH552 Golden, Colorado 80401	Key Account Director of the Company.

        All of the above named persons are citizens of the United States of America.

        Neither the Reporting Person nor any of the above named natural persons has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        The Reporting Person acquired 1,260,000 shares of Class A Common Stock in or around 1970 as a result of the transfer to it from Adolph Coors, Jr.

        None of the shares of Class A Common Stock were registered pursuant to Section 12 of the 1934 Act prior to the merger, and as a result were not subject to the reporting requirements under Section 13(d) of the 1934 Act. On or about February 9, 2005, the Class A Common Stock became listed for trading on the New York Stock Exchange.

        By agreement dated as of July 21, 2004, the Adolph Coors Company ("Coors" or the "Company"), Coors Canada Inc., a Canadian corporation and an indirect subsidiary of the Company and now known as Molson Coors Canada, Inc. ("Exchangeco") and Molson Inc., a Canadian corporation ("Molson") entered into a merger-of-equals transaction between Coors and Molson resulting in, among other things, (i) the combination of the operations of Coors and Molson, (ii) the Molson shareholders acquiring, directly or indirectly through Exchangeco, economic and voting rights in the Company, and (iii) the Coors stockholders remaining stockholders of the combined Company, referred to as the "merger." The transactions and approvals necessary to effect the merger were approved by the shareholders of Molson on January 28, 2005 and by the stockholders of Coors on February 1, 2005, and the merger was consummated on February 9, 2005. As a result of the transactions and approvals related to the merger, Coors was renamed Molson Coors Brewing Company.

        In connection with the merger, the Reporting Person, Pentland Securities (1981), Inc., the former controlling shareholder of Molson ("Pentland") and 4280661 Canada Inc., a subsidiary of Pentland ("Subco") entered into a Voting Agreement regarding the voting of their respective Class A Common Stock and Class A Exchangeable Shares (the "Voting Agreement"). Further, the Reporting Person, Pentland and Wilmington Trust Company as trustee (the "U.S. Trustee") has entered into the Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement ("U.S. Voting Trust Agreement") regarding the Class A Common Stock deposited into the resulting trust by the Reporting Person and Pentland, and the Reporting Person, Pentland, Subco and the Royal Trust Company as trustee (the "Canadian Trustee") has entered into the Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement (the "Canadian Voting Trust Agreement") regarding the Class A exchangeable shares of Exchangeco (the "Class A Exchangeable Shares") deposited into the resulting trust by Pentland and Subco, each dated as of February 9, 2005 (collectively, the U.S. Voting Trust Agreement and the Canadian Voting Trust Agreement are referred to as the "Voting Trust Agreements"). The Voting Trust Agreements have substantially identical terms relating to, among other matters, voting on nominees for election to the Company's board of directors, voting on proposals presented to the Company's stockholders, and transfers of the stock held in the resulting trusts.

        As a result of the Voting Trust Agreements and the right to exchange the Class A Exchangeable Shares into Class A Common Stock on a one-for-one basis at any time at the option of the holder of such share, the Reporting Person is deemed to have acquired additional shares of Class A Common Stock upon the entering into of the Voting Trust Agreements.

        In addition, the Reporting Person, Pentland, and certain other Molson family entities (collectively, the "Other Molson Stockholders") entered into the Registration Rights Agreement, dated as of February 9, 2005 (the "Registration Rights Agreement"), providing those stockholders with the right to have registered for public sale their Company Class B Common Stock, including such stock received as a result of the conversion, if any, of their Class A Common Stock, Class A Exchangeable Shares or

Class B Exchangeable Shares, and to participate in registered offerings by the Company under certain circumstances.

        This Schedule 13D describes the Voting Agreement, the Voting Trust Agreements and the Registration Rights Agreement in Item 6.

        The Voting Agreement, each of the Voting Trust Agreements and the Registration Rights Agreement (collectively, the "Agreements") are incorporated by reference hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated into this Item 3 by reference. Any summary of these documents and agreements and the transactions described in this Schedule 13D is qualified in its entirety by the complete text of the Agreements.

Item 4.    Purpose of Transaction.

        The Reporting Person entered into the Voting Trust Agreements for the purpose of uniting the voting power of the beneficiaries of the resulting trusts in order to secure, so far as is practicable, continuity, consistency and efficiency of governance of the Company. The Reporting Person pursues an investment objective that seeks capital appreciation. The Reporting Person will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, and subject to the limitations set forth in the Voting Trust Agreements, the Reporting Person may participate in interviews or hold discussions with Pentland or other third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company; entering into agreements with the management of the Company relating to acquisitions of shares of the Company by members of management, issuance of options to management, or their employment by the Company.

        Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Person, it may choose to purchase additional shares of Class A Common Stock or Class A Exchangeable Shares from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise. In addition, depending upon prevailing conditions or other factors, and subject to the Voting Trust Agreement conditions, the Reporting Person may determine to dispose of shares of Class B Common Stock that would result from the conversion of Class A Common Stock in accordance with the obligation to so convert in the Voting Trust Agreements, in the open market, in privately negotiated transactions with third parties, or otherwise.

        As a director of the Company, each of Peter H. Coors and Melissa E. Coors may consider plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of the Company, acquiring complementary properties, entering new market regions and/or for other reasons. These business combinations may include mergers and acquisitions, asset purchases and sales, as well as strategic ventures and marketing alliances. Depending on the facts and circumstances, Melissa E. Coors may also consider such plans and proposals in her capacity as an employee of the Company. As directors, Peter H. Coors and Melissa E. Coors also may, depending on the facts and circumstances, consider any plans and proposals with respect to other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

        Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.    Interest in Securities of the Company.

        Items 3 and 4 are incorporated herein by reference.

        (a)(b) As a result of the Voting Trust Agreements and the ability of Pentland and Subco to convert at any time on a one-for-one basis its Class A Exchangeable Shares into Class A Common Stock, each of the Reporting Person, Pentland and Subco has the shared power to vote or to direct the vote of 2,522,267 shares of Class A Common Stock, and neither the Reporting Person nor Pentland has sole power to vote or to direct the vote of any shares of Class A Common Stock.

        The Reporting Person beneficially owns and has the sole power to dispose of, subject to the conditions provided for in the Voting Trust Agreements, 1,260,000 shares of Class A Common Stock, equal to 33.49% of the outstanding shares of Class A Common Stock on the date hereof and assuming the conversion of all of the outstanding Class A Exchangeable Shares into shares of Class A Common Stock. The Reporting Person does not possess shared power to dispose of any shares of Class A Common Stock.

        As a result of the ability of it to convert at any time on a one-for-one basis the Class A Exchangeable Shares into Class A Common Stock, Pentland beneficially owns and has sole power to dispose, subject to the conditions provided for in the Voting Trust Agreements, of 928,612 shares of Class A Common Stock, equal to 24.68% of the outstanding shares of Class A Common Stock on the date hereof and Subco beneficially owns and has the sole power to dispose, subject to the conditions provided for in the Voting Trust Agreements, of 333,529 shares of Class A Common Stock, equal to 8.87% of the outstanding shares of Class A Common Stock on the date hereof, in each case assuming the conversion of all of the outstanding Class A Exchangeable Shares into shares of Class A Common Stock.

        As a result of the completion of the merger and the entering into of the Voting Trust Agreements on February 9, 2005, the Reporting Person, for purposes of Section 13(d) of the 1934 Act and the regulations promulgated thereunder, became the beneficial owner of the 1,262,141 Class A Exchangeable Shares owned by Pentland and Subco and the beneficial owner of 126 shares of Class A Common Stock owned by Pentland, and Pentland became the beneficial owner of the 1,260,00 shares of Class A Common Stock owned by the Reporting Person.

        (c) None

        (d) Not Applicable

        (e) Not Applicable

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company.

        The following is a summary of the Voting Agreement, the Voting Trust Agreements and the Registration Rights Agreement. The following summaries are qualified in their entirety by the complete text of such Agreement.

Voting Agreements

        The Reporting Person, Pentland and Subco entered into the Voting Agreement with respect to the Class A Common Stock owned by the Reporting Person and the Class A Exchangeable Shares and Class A Common Stock owned by Pentland and Subco following the completion of the merger. Under the Voting Agreement, the parties agree that the Class A Common Stock and the Class A Exchangeable Shares are to be voted in accordance with the voting provisions of the Voting Trust Agreements. A copy of the Voting Agreement is attached as Exhibit 99.1.

Voting Trust Agreements

        The Reporting Person, Pentland, Subco and the Canadian Trustee have entered into the Canadian Voting Trust Agreement with respect to the Class A Exchangeable Shares owned by Pentland and Subco following the completion of the merger. The Reporting Person, Pentland and the U.S. Trustee have entered into the U.S. Voting Trust Agreement with respect to the Class A Common Stock owned by the Reporting Person and Pentland following the completion of the merger. The Voting Trust Agreements provide that other members of the Molson family group or Coors family group, each as defined in the Voting Trust Agreements, may become parties to these agreements from time to time. A copy of each of the Voting Trust Agreements is attached as Exhibit 99.2 and Exhibit 99.3, respectively. Each of the Voting Trust Agreements contain substantially identical terms.

        The Reporting Person, Pentland and Subco have entered into the Voting Trust Agreements in order to secure their respective obligations to vote the Class A Common Stock owned by the Reporting Person and Pentland and the Class A Exchangeable Shares owned by Pentland and Subco in the manner agreed upon in the Voting Agreement and more generally to combine their voting power over the Company Class A Common Stock and the Class A Exchangeable Shares owned by them. The Reporting Person has deposited into these trust arrangements all of its shares of Class A Common Stock, or approximately 33.49% of the pro forma voting power of the Company Class A Common Stock and the Class A Exchangeable Shares. Pentland has deposited into these trust arrangements all of its Class A Exchangeable Shares and Class A Common Stock, or approximately 24.68% of the pro forma voting power of the Company Class A Common Stock and the Class A Exchangeable Shares. Subco has deposited into the trust arrangements all of its Class A Exchangeable Shares, or approximately 8.87% of the pro forma voting power of the Company Class A Common Stock and the Class A Exchangeable Shares. These securities, together with any other securities deposited into these trusts, will be voted as a block by the U.S. Trustee and the Canadian Trustee, respectively, as follows:

  •
  All securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting in favor of director nominees that have been nominated by the nominating committee of the Company board of directors or the Class A-M or Class A-C nominating subcommittees (as such committees exist under the Company's Restated Certificate of Incorporation) of the Company board of directors, and against any other director nominees;

  •
  If the representative of the Molson family beneficiaries or the representative of the Coors family beneficiaries under the Voting Trust Agreements so instructs the trustees, the trustees will vote at any Company stockholder meeting all securities subject to the Voting Trust Agreements in favor of the removal of a director nominated or appointed by the Class A-M nominating subcommittee of the Company board of directors or the Class A-C nominating subcommittee of the Company board of directors, respectively, from the board of directors; the trustees will otherwise vote at any Company stockholder meeting all the shares against a removal of those directors; and

  •
  Unless the representatives of both the Molson family beneficiaries and the Coors family beneficiaries under the Voting Trust Agreements instruct the trustees to vote otherwise, all securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting in accordance with the recommendation of the Company's board of directors with respect to any other proposal at any Company stockholder meeting to remove a director from the Company's board of directors.

  •
  With respect to all corporate matters other than those described above relating to the election and removal of directors and those described below relating to the Class A Exchangeable Shares, all securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting against the approval of any matter unless the trustees receive instructions from the representatives of both the Molson family beneficiaries and the Coors family beneficiaries under the Voting Trust Agreements to vote in favor of the approval of the matter.

  •
  If the holders of Class A Exchangeable Shares (in their capacity as shareholders of Exchangeco and not in their capacity as indirect holders of voting rights with respect to the Company) are required to vote on certain proposals that would materially adversely affect the terms of either class of exchangeable shares of Exchangeco or modify or terminate a voting and exchange trust agreement between the Company and Exchangeco, then the Class A Exchangeable Shares will be voted against any proposal if the representative of the Molson family beneficiaries under the Voting Trust Agreements has instructed the trustees to vote against the proposal (even if the representative has otherwise forfeited the right to provide instructions to the trustees as described below).

        The Reporting Person is the representative to act on its behalf of the beneficiaries of the Coors family group and Pentland is the representative to act on behalf of the beneficiaries of the Molson family group under the Voting Trust Agreements. The representative of the Molson family beneficiaries under the Voting Trust Agreements will forfeit the right to provide instructions to the trustees with respect to any of the above matters other than as indicated above if Pentland and any other Molson family shareholders who cease to beneficially own, in the aggregate, a number of shares of the Company's common stock and Exchangeco's exchangeable shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 1,689,776 shares of the Company's common stock and Exchangeco's exchangeable shares outstanding on the date of the completion of the merger, of which at least 825,000 shares must be Company Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. Similarly, the representative of the Coors family beneficiaries under the Voting Trust Agreements will forfeit the right to provide instructions to the trustees with respect to the above matters other than as indicated above if the Reporting Person and any other Coors family stockholders who cease to beneficially own, in the aggregate, a number of shares of the Company's common stock and Exchangeco's exchangeable shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 2,534,664 shares of the Company's common stock and Exchangeco's exchangeable shares outstanding on the date of the completion of the merger, of which at least 825,000 shares must be Company Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. In the event of a forfeiture by either family of the above rights, the trustee under the Voting Trust Agreements will vote all shares at the direction of the representative of the other family acting on its own. If both families forfeit the above rights, the Voting Trust Agreements will terminate.

        The Voting Trust Agreements also contain restrictions on the transfer of the securities subject to the Voting Trust Agreements. A Molson family beneficiary or Coors family beneficiary under the Voting Trust Agreements may transfer its interest in securities subject to the Voting Trust Agreements to any other beneficiary under the relevant Voting Trust Agreements or to members of its family group, so long as the transferee is or becomes a party to the Voting Trust Agreements with respect to the transferred securities. Securities subject to the Voting Trust Agreements must be converted into shares of the Company's Class B common stock (or Class B exchangeable shares of Exchangeco, as applicable) before they can be transferred to any persons that are not beneficiaries under the Voting

Trust Agreements or members of the Molson or Coors family groups. Any shares so converted will no longer be subject to the Voting Trust Agreements.

        The Voting Trust Agreements prohibit any Molson family beneficiary from transferring its interest in shares subject to the Voting Trust Agreements to a third party (or converting these shares into shares of the Company's Class B common stock or Class B exchangeable shares of Exchangeco) if the remaining shares subject to those agreements would constitute less than 50.1% of the aggregate voting power of the outstanding shares of the Company's Class A Common Stock and Class A Exchangeable Shares, unless prior to the proposed transfer or conversion, the number of shares of the Coors family beneficiaries subject to the Voting Trust Agreements, is less than 1,260,000 (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transactions).

        Each of Pentland and any other Molson family beneficiary, and the Reporting Person and any other Coors family beneficiary who become parties to the Voting Trust Agreements is also prohibited from transferring its interest in securities subject to the Voting Trust Agreements if, as a result of the transfer, the right of holders of shares of the Company's Class B common stock or the right of holders of Class B exchangeable shares of Exchangeco to convert into shares of the Company's Class A Common Stock or Class A Exchangeable Shares, respectively, in limited circumstances relating to specified offers which are not made to holders of the Company's Class B common stock or Class B exchangeable shares of Exchangeco would be triggered. The trustees under these Voting Trust Agreements are authorized, unless both family group beneficiaries give instructions to the contrary, in the event of such specified offers, to deliver a notice providing the Company with adequate assurances that the family group beneficiaries will not participate in the specified offers.

Registration Rights Agreement

        The Reporting Person, Pentland and the Other Molson Stockholders are parties to a Registration Rights Agreement that became effective upon the completion of the merger.

        The Registration Rights Agreement provides that the beneficiaries of the Voting Trust Agreements and the Other Molson Stockholders, as well as members of the Coors family group and the Molson family group, referred to as the eligible stockholders, that propose to sell registrable securities (as defined below) may request that the Company effect the registration on Form S-3 or other available form under the Securities Act and, if applicable, a Canadian prospectus under the Canadian securities laws and the multi-jurisdictional disclosure system. Upon receipt of such a request, the Company is required to promptly give written notice of such requested registration to all holders of registrable securities and, thereafter, to use its reasonable best efforts to effect such a registration of all registrable securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement. The Company may choose to register such stock pursuant to a U.S. and Canadian shelf registration statement. Each beneficiary representative under the Voting Trust Agreements and each Other Molson Stockholder is eligible to request no more than five registrations. The Company will not be required to effect such registration if such requests relate to a sale of less than $25,000,000 of Registrable Securities.

        "Registrable securities" means Company Class B common stock issued or issuable upon conversion of Class A Common Stock, Class B exchangeable shares of Exchangeco, or Class A Exchangeable Shares or other Company Class B Common Stock, held by eligible stockholders.

        If an eligible stockholder requests registration of any of its registrable securities, the Company is required to prepare and file a registration statement with the SEC as soon as possible, and no later than 90 days after receipt of the request.

        The Company will pay all of its expenses and the expenses of the eligible stockholders, other than underwriting discounts and selling commissions of the seller, in connection with the successfully effected registrations requested.

        The eligible stockholders may request that any offering requested by them under the Registration Rights Agreement be an underwritten offering. The eligible stockholders may also select one or more underwriters to administer the requested offering, but the selection of underwriters will be subject to approval, which approval will not be unreasonably withheld, by the Company.

        The Registration Rights Agreement also provides that, with certain exceptions, the eligible stockholders will have certain incidental registration rights in the event that the Company at any time proposes to register any of its equity securities if the registration form to be used may be used for the registration of securities otherwise registrable under the Registration Rights Agreement.

        In addition to the provisions set forth above, the Registration Rights Agreement contains other terms and conditions including those customary to agreements of this kind, including indemnification provisions.

        The Registration Rights Agreement will terminate as to an eligible stockholder on the earliest of the date on which the sale of the securities of such eligible stockholder subject to the agreement do not require registration under U.S. Securities laws or are subject to limitations under Rule 144 of the Securities Act, would not be a distribution under Canadian securities law, or the date upon which there are no holders of registrable securities that have not been sold to the public.

        Except for the agreements described in the response to this Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between it and any other person with respect to any of the Class A Common Stock, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

        The following Exhibits are incorporated herein:

99.1	Voting Agreement, dated as of February 2, 2005, by and among Pentland Securities (1981) Inc., 4280661 Canada Inc., and Adolph Coors, Jr. Trust dated September 12, 1969.
99.2
Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement, dated as of February 9, 2005, by and among Wilmington Trust Company, Pentland Securities (1981) Inc., and Adolph Coors, Jr. Trust dated September 12, 1969.
99.3
Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement, dated as of February 9, 2005, by and among the Royal Trust Company, Pentland Securities (1981) Inc., and Adolph Coors, Jr. Trust dated September 12, 1969.
99.4
Registration Rights Agreement among Adolph Coors Company (to be known as Molson Coors Brewing Company), dated as of February 9, 2005, by and among Pentland Securities (1981) Inc., Adolph Coors, Jr. Trust dated September 12, 1969 and the other parties thereto. (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Molson Coors Brewing Company with the Securities and Exchange Commission on February 15, 2005)

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2005

Date
/s/ PETER H. COORS
Signature
Peter H. Coors, as Trustee of the Adolph Coors, Jr. Trust dated September 12, 1969

Name/Title

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SIGNATURE